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As filed with the Securities and Exchange Commission on April 10, 2003

File No. 070-009985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

E.ON AG
E.ON—Platz 1
40479 Dusseldorf
Germany

Fidelia Corporation
300 Delaware Avenue, Suite 544
Wilmington, Delaware 19801

Louisville Gas and Electric Company
220 West Main Street
Louisville, Kentucky 40202

Kentucky Utilities Company
One Quality Street
Lexington, Kentucky 40507

(Name of company filing this statement and address of principal executive offices)

E.ON AG
(Name of top registered holding company parent of each applicant or declarant)

Ulrich Hueppe
General Counsel, Executive Vice President
Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
Telephone: 011-49-211-4579-388
Facsimile: 011-49-211-4579-610	John R. McCall Executive Vice President, General Counsel and Corporate Secretary LG&E Energy Corp. 220 West Main Street Louisville, Kentucky, 40202 Telephone: 502-627-3665 Facsimile: 502-627-4622

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones Day
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

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ITEM 1.    Description of the Proposed Transaction

A.    Introduction

        By order dated June 14, 2002 (E.ON AG, et al., Holding Co. Act Release No. 27539) ("the June Order"), the Securities and Exchange Commission (the "Commission") authorized the acquisition of Powergen plc by E.ON AG ("E.ON") and authorized terms of the financing of the E.ON holding company system as well as certain related transactions. The June Order granted the Form U-1 Application—Declaration, originally filed in File No. 70-9961 on September 4, 2001, and subsequently amended by Amendment No. 1 filed on October 23, 2001, Amendment No. 2 filed on December 21, 2001, Amendment No. 3 filed on June 11, 2002, and Amendment No. 4 filed on June 14, 2002 (the "Acquisition Application"), and the Form U-1 Application—Declaration, originally filed in File No. 70-9985 on October 2, 2001, and subsequently amended by Amendment No. 1 filed on October 23, 2001, Amendment No. 2 filed on March 13, 2002, and Amendment No. 3 filed on June 11, 2002 (the "Original Financing Application"). Subsequently, the Original Financing Application was amended by Post-Effective Amendment No. 1 filed on December 30, 2002, Post-Effective Amendment No. 2 filed on February 4, 2002, and Post-Effective Amendment No. 3 filed on February 21, 2003, with respect to the transfer of Powergen US Investment Corp. from the Powergen chain of companies to E.ON US Holding GmbH (the "Transfer") (the Original Financing Application as so amended is referred to herein as the "Financing Application"). The Commission approved the Transfer in Holding Co. Act Release No. 27654 (Feb. 21, 2003).

        E.ON, a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), owns LG&E Energy Corp. ("LG&E Energy"), a public utility holding company exempt by order under Section 3(a)(1) of the Act, which in turn owns two public utility companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"). E.ON's interest in LG&E Energy is held indirectly through several intermediate holding companies. E.ON US Investments Corp., the direct parent of LG&E Energy, also owns E.ON North America Inc. ("E.ON NA"), which in turn currently owns 75% of Fidelia Corporation ("Fidelia").

        In the June Order, the Commission authorized, among other things, E.ON and its subsidiaries to engage in certain financing transactions. Specifically, E.ON and E.ON NA, through Fidelia or another special purpose financing subsidiary of E.ON NA, were authorized to finance all or a portion of the capital needs of LG&E Energy and its subsidiaries, directly or through other companies in the E.ON group. The Financing Application further stated: "Such borrowings would be unsecured and would only occur if the interest rate on the loan would result in an equal or lower cost of borrowing than the LG&E Energy Group company could obtain in a loan from E.ON or in the capital markets on its own".

        E.ON is currently funding, and proposes to continue to fund, the cash requirements of LG&E and KU through intercompany loans. E.ON's financing strategy is to raise capital at the top holding company, E.ON, and to provide those funds to subsidiary companies through intercompany loans and/or as equity contributions. E.ON is able to provide funds to LG&E and KU at a cost which is at or below the external borrowing costs of LG&E and KU.

        Both LG&E and KU, however, have provisions in their respective articles of incorporation that restrict the amount of unsecured debt that can be outstanding. At such time as LG&E and KU approaches such limit on unsecured debt, any additional debt incurred by LG&E and KU would have to be secured. Thus, LG&E and KU would not be able to take advantage of the economic efficiencies of the intercompany loans if such intercompany loans are required to be unsecured.

        It is in the best interest of LG&E and KU, as well as that of the E.ON group, that the financing needs of LG&E and KU be provided through intercompany loans. In order to do so, such intercompany loans would need to be secured.

        Thus, E.ON, Fidelia, LG&E and KU (the "Applicants") request authority for Fidelia to provide intercompany loans to LG&E and KU on a secured basis, as described herein.

B.    Requested Authorization

        Applicants request authorization through May 31, 2005 (the "Authorization Period") for Fidelia to provide intercompany loans to LG&E and KU upon the terms and subject to the conditions set forth in the June Order,1 except that Applicants request that LG&E and KU may grant security for such intercompany loans as described below.2 Each of LG&E and KU request authorization pursuant to Section 12(d) of the Act and Rule 43

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thereunder to secure such intercompany loans with a subordinated lien on the personal property of such company, including "utility assets" within the meaning of the Act. The collateral will consist of all of the borrower's now owned or hereafter acquired "equipment", as that term is defined in Kentucky's Uniform Commercial Code (KRS Chapter 355), excluding, however, any equipment that is not subject to the lien pursuant to such borrower's first mortgage bond indenture. The subordination provisions will provide that the E.ON group companies cannot exercise any rights or remedies against the property of LG&E and KU unless all bonds under such company's first mortgage bond indenture have been paid in full. The aggregate outstanding principal amount of intercompany loans made to LG&E and KU on a secured basis pursuant to this authorization will not exceed $300 million and $250 million, respectively. Further, each of LG&E and KU will commit that the aggregate principal amount of secured intercompany loans, together with the aggregate principal amount of bonds issued under their respective first mortgage bond indenture, will not exceed the limit on bonds set forth in such first mortgage bond indenture.3

1
The Financing Application requires that all borrowings by LG&E Energy and its subsidiary companies (the "LG&E Energy Group") from an associate company be at the lowest of: (i) E.ON's effective cost of capital; (ii) the lending associate's effective cost of capital (if lower than E.ON's effective cost of capital); and (iii) the borrowing LG&E Energy Group company's effective cost of capital determined by reference to the effective cost of a direct borrowing by such company from a nonassociate for a comparable term loan that could be entered into at such time (the "Best Rate Method"). The Best Rate Method assures that an LG&E Energy Group company that elects to obtain debt financing from an associate company would not pay more for that financing than it would pay in the capital markets for a similar loan had the borrower sought to finance its capital requirements with independent third parties.

2
LG&E and KU are currently participants in a Utility Money Pool, pursuant to which each such company may borrow funds on an unsecured basis. The operation of the Utility Money Pool would not be affected by this proposal, and would remain unsecured.

3
Currently, each of LG&E and KU have sufficient capacity under their respective first mortgage bond indenture to issue first mortgage bonds, or alternatively to incur secured intercompany loans, in the amount of the authorization requested herein. See Exhibit K-1 hereto.

C.    Discussion

  1.    E.ON's Financing Policy.

        E.ON's financing policy is to centralize, wherever possible, all external funding at the E.ON level. This strategy allows E.ON to ensure that all funds are raised at the lowest cost due to the greater financial strength of the holding company. E.ON (currently AA-, stable outlook, from Standard & Poor's, and A1, stable outlook, from Moody's) is the strongest credit in the E.ON holding company system (the "E.ON Group"). Lenders and bond investors see E.ON (and its finance companies under its guarantee) as the most creditworthy company in the E.ON Group. E.ON receives the best margins and other terms and conditions. Therefore, E.ON (or its finance companies under guarantee of E.ON) is the preferred entity of the E.ON Group to approach the capital markets. E.ON will then lend the proceeds in the form of intercompany loans to those subsidiaries with demand.

        For subsidiary companies to raise funds externally would create inefficiencies in E.ON's strategy because E.ON's creditors would be structurally subordinated to the debt of the subsidiaries. This would result in increased costs for E.ON, and consequently, all of its subsidiaries.

        As a result of "structural subordination", debt at the parent company is viewed as having a higher risk as the level of debt at the subsidiary companies increases. As a general rule, the parent company's claims to the assets of a subsidiary company upon any liquidation or reorganization of such subsidiary company rank behind the claims of the creditors of such subsidiary company, including trade creditors.4 Thus, the claims of the creditors of the subsidiary company will be satisfied prior to any distribution being made to the parent company, as a stockholder of the subsidiary company. The concern arises in the event that the value of the underlying assets in liquidation are not sufficient to satisfy all of the claims of creditors at the subsidiary level and at the parent company level. In such event, the creditors of the parent company will be paid only after payment in full of the creditors at the subsidiary level. As a result, debt at a parent company level, such as E.ON, is effectively subordinated to the existing, and future, indebtedness of the subsidiaries of such parent company. This is generally referred to as "structural subordination". As discussed in the Standard & Poor's publication Notching for Structural Subordination, "Even if the group's operations are splintered among many small subsidiaries, whose individual debt obligations have only dim recovery prospects, the parent company creditors may still be disadvantaged compared with a situation in which all credits would have an equal claim on the assets." A numerical example of the consequences of "structural subordination" is set forth in Exhibit H-1.

4
Of course, to the extent that the parent company is itself a creditor of the subsidiary companies (e.g., as a result of intercompany loans), the parent company would have a claim as a creditor against the assets of the subsidiary company.

2

        Lenders to any company will charge a market interest rate, plus a margin, or "spread", to compensate the lender for the credit risk of the particular borrower. Spreads can move up and down in response to general market conditions, but are most affected by the lender's evaluation of the risk that the borrower will be unable to repay the debt. As discussed above, structural subordination can materially increase the credit risk of parent company debt. Given E.ON's size, even small increases in spreads can result in significant additional costs. As a result, E.ON's strategy is to raise new debt at the parent level, and reduce debt at the subsidiaries wherever it can.

  2.    Restriction in Articles of Incorporation

        The articles of incorporation of each of LG&E and KU contain a provision for the benefit of the holders of their preferred shares that limits the amount of unsecured indebtedness which may be outstanding at any time that such company has any preferred shares outstanding. The unsecured debt limit at LG&E is 20% of the sum of (a) secured debt plus (b) total of capital and surplus. The limit at KU is 25% of the same sum. See Exhibit A-3 hereto which contains applicable excerpts from the Articles of Incorporation of LG&E and KU. In order to exceed these limits, LG&E and KU would need to obtain the consent of the holders of a majority of the preferred shares outstanding.

        The outstanding series of preferred stock of LG&E and KU as of December 31, 2002 are shown in the table below:

LG&E

Series	Shares Outstanding	Par Value	Current Redemption Price	Amount Outstanding ($000's)
5% Series	860,287	$25.00	$28.00	$21,507
Auction Rate	500,000	$100.00	$100.00	$50,000
$5.875 Series	250,000	$100.00	$101.18 $100 on 7-15-03	$25,000

KU

Series	Shares Outstanding	Par Value	Current Redemption Price	Amount Outstanding ($000's)
4.75% Series	200,000	$100.00	$101.00	$20,000
6.53% Series	200,000	$100.00	not allowed $103.27 on 12-1-03	$20,000

        Both LG&E and KU have significant projected capital and financing needs, including those related to the pending maturity of first mortgage bonds, the anticipated need to finance the installation of pollution control equipment and the planned acquisition of additional electric generation capacity in 2003. In addition, the existing accounts receivable securitization programs of LG&E and KU terminate in July 2003 and the companies do not presently anticipate extending such programs. The limit on unsecured indebtedness in the Articles of Incorporation of each of LG&E and KU constrains the financing options available to LG&E and KU to finance these needs. Additional detail regarding the financing requirements of LG&E and KU and the calculation of the limit on unsecured debt is attached hereto as Exhibit I-1.

  3.    Intercompany Secured Loans

        In order to satisfy the requirements of the Articles of Incorporation of LG&E and KU, Applicants request authorization for Fidelia to make intercompany loans to each of LG&E and KU on a secured basis. Absent the restrictions imposed by the respective Articles of Incorporation of LG&E and KU, the Applicants would not be requesting this authority.

        The intercompany loans made Fidelia to each of LG&E and KU will be made pursuant to separate loan and security agreements between Fidelia and such borrower. A form of the loan and security agreement is attached hereto as Exhibit B-1. The loan and security agreement documents the intercompany loan, specifying the Best Rate Method for determining the interest rate to be applicable to such loans and providing for the grant of a security interest in the specified collateral. The collateral consists of all of the borrower's now owned or hereafter acquired "equipment", as that term is defined in Kentucky's Uniform Commercial Code (KRS Chapter 355), excluding, however, any equipment that is not subject to the lien pursuant to the borrower's first mortgage bond

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indenture. Only property subject to the lien of the first mortgage bond indenture will be subject to the subordinated security interest. As set out in the definition section of the loan and security agreement, "equipment" has the meaning set out in the Uniform Commercial Code ("goods other than inventory, farm products, or consumer goods") and includes all of the borrower's now owned or hereafter acquired machinery, equipment, furniture, furnishings and all tangible personal property similar to any of the foregoing (other than inventory), together with all improvements, accessories and appurtenances thereto and any proceeds of any of the foregoing, including insurance proceeds and condemnation awards and all books and records relating to the preceding. Motor vehicles and other property subject to a certificate of title law are not included as collateral. Also, assets such as cash and accounts receivable are not "equipment" and would not be subject to the lien.

        The security interest granted in the loan and security agreement is expressly subordinated to the lien of the borrower's first mortgage bond indenture. The subordination provisions provide that Fidelia cannot exercise any rights or remedies against the property of LG&E or KU unless all bonds under such company's first mortgage bond indenture have been paid in full.

D.    Impact on Protected Interests Under the Act

        Under the Act, the Commission must consider the impact of the proposed transaction on investors and consumers. The proposed transaction is not detrimental to the investors or consumers of LG&E or KU or the investors in E.ON.

  1.    Consumers of LG&E and KU.

        The June Order in this matter provides that the interest rate on intercompany loans cannot exceed E.ON's cost of borrowing and must result in an equal or lower cost of borrowing than LG&E or KU, respectively, could obtain in the capital markets on its own. As discussed, currently E.ON's cost of borrowing is at or below that which is available to LG&E and/or KU in the capital markets. In no event will the cost of the proposed transactions to LG&E and KU exceed the cost of borrowing that LG&E or KU could obtain in the capital markets on its own. As a result, the cost of borrowing is advantageous to LG&E and KU, and its consumers.

  2.    Investors in LG&E and KU.

        The unaffiliated investors of LG&E and KU fall within two categories—bondholders and preferred shareholders.5

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All the issued and outstanding common stock of LG&E and KU is held legally and beneficially by LG&E Energy.

        The proposed transaction will not disadvantage in any way the existing bondholders. The outstanding indebtedness for borrowed money of each of LG&E and KU owing to unaffiliated third party investors are in all cases secured under their respective first mortgage bond indenture.6 The first mortgage bond indentures of each of LG&E and KU permit subordinated liens to be placed upon the property of LG&E and KU. The subordination provisions of the intercompany debt instruments will provide that the E.ON group companies cannot exercise any rights or remedies against the property of LG&E or KU unless all bonds under such company's first mortgage bond indenture have been paid in full. Furthermore, with the use of intercompany debt to finance the needs of LG&E and KU, the aggregate amount of first mortgage bonds will be less than if LG&E and KU issued first mortgage bonds to fund these needs. Thus, the bondholders will be in a more secure position.7 Neither LG&E nor KU has outstanding any debt owing to unaffiliated third parties that is unsecured. See Exhibit J-1 hereto which contains a list of the outstanding debt of LG&E and KU.

6
Each of LG&E and KU has outstanding an accounts receivable securitization program pursuant to which such company has sold interests in its accounts receivable to unaffiliated third parties. Such programs terminate in July 2003. The outstanding program balances are not reflected as indebtedness on the balance sheets of LG&E and KU.

7
This is illustrated by the examples set forth in Exhibit H-1. In the example, Subsidiary A had $300 million of third-party debt outstanding on a pari passu basis. Thus, the $300 million of assets of Subsidiary A were used to repay the $300 million of debt. If, however, the value of the assets of Subsidiary A were $200 million, upon the liquidation of Subsidiary A the holders of debt of Subsidiary A would receive only $0.66 on the $1.00. In contrast, Subsidiary C had $100 million of third-party debt outstanding and $200 million of intercompany debt. If, as in the proposed transaction, the intercompany debt is issued on a subordinated basis, the assets of Subsidiary C are applied first to satisfy its obligations to the holders of the third party debt. Thus, whether the value of the assets of Subsidiary C is $300 million or $200 million, such holders will be repaid in full upon the liquidation of Subsidiary C.

        The preferred shareholders are not put in any worse a position than if LG&E and KU had financed their funding needs with the issuance of bonds in the capital markets, rather than through intercompany loans. As

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discussed above, the articles of incorporation of each of LG&E and KU contain a provision for the benefit of their respective preferred shareholders that limits the amount of unsecured indebtedness which may be outstanding at any time that such company has any preferred shares outstanding. The combination of the covenants in the articles of incorporation and the restrictions on issuances of bonds contained in the first mortgage bond indentures of LG&E and KU effectively protect the preferred shareholders from being too deeply subordinated. Each of LG&E and KU commit that the aggregate principal amount of the bonds issued under their respective first mortgage bond indenture and their respective secured intercompany loans will not exceed the limit on bonds set forth in such first mortgage bond indenture.

        LG&E's first mortgage bond indenture does not fix an overall dollar limitation on the principal amount of first mortgage bonds that may be issued or outstanding thereunder. Additional first mortgage bonds secured by the first mortgage bond indenture may be issued by LG&E on the basis of (i) 60% of the cost or fair value, whichever is less, of permanent additions, after making the required deductions on account of retired property, (ii) retired first mortgage bonds, the retirement whereof has not been otherwise used under the first mortgage bond indenture, and (iii) deposit of an equal amount of cash with the trustee under the first mortgage bond indenture, which cash may be withdrawn by applying amounts of established permanent additions equal to 166 2/3% of such cash to be withdrawn or by retirements of first mortgage bonds. No additional first mortgage bonds may be issued on basis (i), basis (ii) under specified conditions, or basis (iii), unless the earnings applicable to bond interest for a specified twelve month period are equal to at least twice the annual interest requirement on the first mortgage bonds including those about to be issued. At December 31, 2002, the amount of permanent additions which could be used for the issuance of additional first mortgage bonds exceeded $1.7 billion.

        KU's first mortgage bond indenture does not fix an overall dollar limitation on the principal amount of first mortgage bonds that may be issued or outstanding thereunder. Additional first mortgage bonds may be issued by KU from time to time under its first mortgage bond indenture in a principal amount equal to (i) 60% of eligible net expenditures made by KU for bondable property constructed or acquired by it and on which the first mortgage bond indenture is a mortgage lien, subject only to permitted encumbrances and liens and prepaid liens, (ii) the principal amount of previously authenticated first mortgage bonds of KU which have been retired or for the retirement of which the trustee under the first mortgage bond indenture holds the necessary funds, other than certain first mortgage bonds not usable for the purpose under the terms of the first mortgage bond indenture, and (iii) the amount of money deposited with such trustee, which money may be applied to the retirement of KU's first mortgage bonds or may be withdrawn in lieu of the authentication of an equivalent principal amount of first mortgage bonds under the first mortgage bond indenture provisions referred to in clauses (i) and (ii). Net expenditures for bondable property are determined as provided in the first mortgage bond indenture. In general, bondable property means any utility plant, property or equipment owned by KU and used or useful in its utility business.

        No additional first mortgage bonds may be authenticated under KU's first mortgage bond indenture as provided in clauses (i) and (iii) in the preceding paragraph, or authenticated as provided in clause (ii) of the preceding paragraph bearing a higher rate of interest than the first mortgage bonds to be retired (unless such first mortgage bonds to be retired would mature within 5 years), unless the net earnings (as determined pursuant to the provisions of the first mortgage bond indenture) of KU for a 12-month period ending within 90 days next preceding such authentication were at least equal to twice the interest for one year on (i) all first mortgage bonds to be outstanding under the first mortgage bond indenture immediately after such authentication (other than first mortgage bonds for the retirement of which the trustee holds the necessary funds), and (ii) all other indebtedness then secured by a lien equal or prior to the lien of the first mortgage bond indenture on property of KU, with certain exceptions.

        At December 31, 2002, KU had outstanding $484.8 million of first mortgage bonds issued under the first mortgage bond indenture. The principal amount of retired first mortgage bonds available as a basis for authenticating additional first mortgage bonds aggregated $172 million at December 31, 2002 and available net expenditures of bondable property aggregated not less than $999.5 million at December 31, 2002.

  3.    E.ON.

        The bondholders and shareholders of E.ON would also benefit as a result of the proposed transaction. As discussed above, as a result of "structural subordination", an increase in debt at the subsidiary level could result in increased borrowing costs for E.ON. Thus, it is detrimental to the investors in E.ON to require that third-party

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debt continue to be incurred at the subsidiary level. Also, since E.ON has the lowest borrowing costs, it is not cost effective for the E.ON system to continue to incur third-party debt at the subsidiary level.

        E.ON respectfully submits that the proposed transaction is the most economical and efficient manner to finance LG&E's and KU's capital requirements and refinancing needs and is not detrimental to the interests of investors or consumers.

E.    Commission Precedent

        Section 12(d) of the Act and Rule 43 thereunder provide that no registered holding company or subsidiary thereof shall se118 to any company in the same holding company system any utility assets, except pursuant to a Commission order. Thus, Applicants request that the Commission authorize Fidelia to make intercompany loans to LG&E and KU on a secured basis, as described above.

8
Section 2(a)(23) of the Act defines "sale" or "sell" to include "any sale, disposition by lease, exchange or pledge, or other disposition."

        The Commission has in the past authorized loans on a secured basis among companies in the same holding company system where economic efficiencies could be achieved. In Eastern Utilities Associates, et al., Holding Co. Act Release No. 13783 (June 26, 1958), the Commission authorized the sale by Blackstone Valley Gas and Electric Company ("Blackstone") to Eastern Utilities Associates ("EUA") of $3,750,000 principal amount of Blackstone's First Mortgage and Collateral Trust Bonds (the "Bonds"). The Bonds were pledged as collateral to secure bank borrowings by EUA. The Commission order in that matter states that EUA desired to consummate the proposed transaction to "reduce the cost of all premiums and related expenses which will be incurred by Blackstone in connection with the redemption of its bonds required by its Mortgage Indenture to permit the divestment of its gas properties." Similarly, in this matter, E.ON desires to consummate the proposed transaction in order to provide financing to LG&E and KU in a cost-effective manner.

        In addition, the Commission has on a number of occasions approved the grant of subordinated liens on utility assets. Most recently, in a sequence of orders for subsidiaries of The Southern Company, the Commission authorized each of Georgia Power Company, Gulf Power Company, Mississippi Power Company and Savannah Electric and Power Company (the "Southern Utilities") to issue short-term debt secured by subordinated liens on certain of their respective assets.9 Similar to LG&E and KU, each of the Southern Utilities had provisions in their charter documents which restricted the amount of short-term unsecured debt which they could have outstanding. In view of the restriction on the amount of unsecured short-term debt which each such Southern Utility could have outstanding under the terms of its charter, each of the Southern Utilities requested authorization to secure any borrowings in excess of its charter limits on short-term unsecured debt by a subordinated lien on certain assets of such Southern Utility. The Southern Utilities were granted such authorization pursuant to Section 12(d) of the Act and Rule 44 thereunder.

9
See Georgia Power Company, Holding Company Act Release No. 26490 (March 13, 1996); Gulf Power Company, Holding Company Act Release No. 26628 (Dec. 13, 1996) and Holding Company Act Release No. 26049 (May 9, 1994); Mississippi Power Company, Holding Company Act Release No. 26491 (March 13, 1996); and Savannah Electric and Power Company, Holding Company Act Release No. 26492 (March 13, 1996).

        Similarly, in a number of orders for Monongahela Power Company, West Penn Power Company and The Potomac Edison Company, public utility subsidiaries of Allegheny Energy, Inc., the Commission authorized the public utility subsidiaries to issue notes secured by a second lien on certain generation facilities and certain other properties, subject to the lien of such company's first mortgage bond indentures.10 Such notes thereby would not constitute unsecured debt within the meaning of the provisions of such company's charter.

10
See, for example, Monongahela Power Company, et al., Holding Company Act Release No. 26814 (Jan. 12, 1998); Monongahela Power Company, et al., Holding Company Act Release No. 26799 (Dec. 22, 1997); West Penn Power Company, Holding Company Act Release No. 26278 (April 26, 1995) and Holding Company Act Release No. 25743 (Feb. 11, 1993); Monongahela Power Company, et al., Holding Company Act Release No. 26088 (July 20, 1994) and Holding Company Act Release No. 25813 (May 18, 1993); Monongahela Power Company, et al., Holding Company Act Release No. 26051 (May 11, 1994); and Monongahela Power Company, et al., Holding Company Act Release No. 25786 (April 8, 1993).

        Also, in Maine Yankee Atomic Power Company, Holding Company Act Release No. 24925 (July 18, 1989), the Commission authorized Maine Yankee Atomic Power Company ("Maine Yankee") to borrow under a revolving credit agreement secured by a first lien on its nuclear fuel inventory, its rights to payment for fuel costs from the sponsors pursuant to power contract and certain other rights (the "Maine Yankee Collateral"). In the same order, the Commission authorized Maine Yankee to borrow under a Eurodollar revolving credit agreement, secured by a second lien on the Maine Yankee Collateral. Such authority was amended and extended in Maine

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Yankee Atomic Power Company, Holding Company Act Release No. 25031 (Jan. 26, 1990) and Holding Company Act Release No. 25727 (Dec. 30, 1992).

        Applicants respectfully submit that the requested authorization falls within prior Commission precedent and does not raise any new or novel issues.

ITEM 2.    Fees, Commissions and Expenses

        Applicants expect to pay or incur up to $25,000 in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed transactions. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of the securities. Such fees, commissions and expenses would be within the parameters set forth in this Application.

ITEM 3.    Applicable Statutory Provisions

        In the June Order, the Commission previously authorized the making of intercompany loans upon the terms and subject to the conditions set forth in the Financing Application. Thus, the Commission has previously considered, and approved, the intercompany loans under Sections 6(a), (7), (9), 12(b), 32 and 33 of the Act and Rules 53 and 54 thereunder.

        Section 12(d) of the Act and Rule 43 thereunder are considered applicable to the pledging of collateral to secure the intercompany loans. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

        Applicants respectfully submit that the authorization requested herein satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary. The Commission should find that the proposed transactions are appropriate and are not detrimental to the public interest or the interest of investors or consumers.

ITEM 4.    Regulatory Approvals

        LG&E is subject to regulation by the Kentucky Public Service Commission (the "Kentucky Commission"). KU is subject to regulation by the Kentucky Commission, the Virginia State Corporation Commission (the "Virginia Commission") and the Tennessee Regulatory Authority (the "Tennessee Commission" and, together with the Kentucky Commission and the Virginia Commission, the "State Commissions"). All three State Commissions must approve the issuance of long-term debt, but do not regulate the issuance of short-term debt, whether or not such short-term debt is secured or unsecured. None of the states separately regulate the granting of liens on the assets of the public utility company. The Virginia Commission, however, must approve affiliate transactions involving utilities.

        As a result, LG&E is seeking the approval of the Kentucky Commission for the issuance of long-term debt pursuant to an application filed on February 18, 2003. KU is seeking the approval of the Kentucky Commission and the Tennessee Commission for the issuance of long-term debt and approval of the Virginia Commission for the issuance of long-term debt and for the affiliate transaction. KU filed an application with the Kentucky Commission on February 18, 2003 and with the Virginia Commission on February 21, 2003. KU also filed a petition with the Tennessee Commission on February 25, 2003. In all of the applications to the State Commissions, LG&E and KU have fully described the proposed transactions—including the affiliate components of the transactions, that the intercompany debt may be secured and the nature and extent of any security to be provided.

        LG&E and KU expect that the proceedings before the State Commissions should be completed within a 60-day time frame from the filing of the respective applications.

ITEM 5.    Procedure

        The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration as soon as possible; such notice to specify the minimum period allowed under the Commission's rule during which comments may be entered and the date on which an order of the Commission granting and permitting the Application-Declaration to become effective may be entered by the Commission. The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue

7

its order as soon as practicable after the filing hereof. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Applicants respectfully request that the Commission's order be made effective immediately upon the entry thereof.

ITEM 6.    Exhibits and Financial Statements

        In addition to the Exhibits and Financial Statements previously filed in connection with the Financing Application, the following exhibits are applicable to this Amendment.

  Exhibits

Exhibit No.	Description of Document
A-1	Restated Articles of Incorporation of LG&E (incorporated by reference to Exhibit 3.06 of LG&E's Quarterly Report on Form 10-Q for the quarter ended September 31, 1996, File No. 2-26720)
A-2	Amended and Restated Articles of Incorporation of KU (incorporated by reference to Exhibits 4.03 and 4.04 to KU's Form 8-K Current Report, dated December 10, 1993, File No. 1-3464)
A-3	Excerpts from the Articles of Incorporation of LG&E and KU
B-1	Form of Loan and Security Agreement
B-2
Trust Indenture dated November 1, 1949 from LG&E to Harris Trust and Savings Bank, as trustee, as supplemented (incorporated by reference to Exhibits 4.01 through 4.41, inclusive, of LG&E's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 2-26720)
B-3
Indenture and Deed of Trust dated May 1, 1947 between KU and First Trust National Association (successor trustee) and a successor individual trustee, as trustee, as supplemented (incorporated by reference to Exhibits 4.42 through 4.45, inclusive, and Exhibits 4.50 and 4.51 of KU's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-3464)
D-1	Application filed by LG&E with Kentucky Commission on February 18, 2003
D-2	Application filed by KU with Kentucky Commission on February 18, 2003
D-3	Application filed by KU with Virginia Commission on February 21, 2003
D-4	Petition filed by KU with Tennessee Commission on February 25, 2003
F-1	Preliminary Opinion of Counsel
G-1	Proposed Form of Notice
H-1	Example of Structural Subordination
I-1	Calculation of Unsecured Debt Limits and Financing Requirements of LG&E and KU (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
J-1	List of Outstanding Indebtedness of LG&E and KU
K-1	Computation under First Mortgage Bond Indentures

  Financial Statements

Exhibit No.	Description of Document
1.1	Consolidated Balance Sheet of E.ON as of December 31, 2002 (incorporated by reference to E.ON's Form 20-F for the year ended December 31, 2002, File No. 1-14688)
1.2	Consolidated Statement of Income of E.ON for the year ended December 31, 2002 (incorporated by reference to E.ON's Form 20-F for the year ended December 31, 2002, File No. 1-14688)
2.1	Consolidated Balance Sheet of LG&E as of December 31, 2002 (incorporated by reference to LG&E's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 2-26720)

8

2.2	Consolidated Statement of Income of LG&E for the year ended December 31, 2002 (incorporated by reference to LG&E's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 2-26720)
3.1	Consolidated Balance Sheet of KU as of December 31, 2002 (incorporated by reference to KU's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-3464)
3.2	Consolidated Statement of Income of KU for the year ended December 31, 2002 (incorporated by reference to KU's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-3464)

ITEM 7.    Information as to Environmental Effects

        None of the matters that are the subject of this Amendment involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Amendment will result in changes in the operation of the Applicants and their subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

9

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized on the dates indicated. The signature of the Applicants and of the persons on their behalf are restricted to the information contained herein which is pertinent to the application of the respective companies.

E.ON AG
By:	/s/ DR. GUNTRAM WUERZBERG	By:	/s/ GRAHAM J. WOOD
Name:	Dr. Guntram Wuerzberg	Name:	Graham J. Wood
Title:	Vice President General Legal Affairs	Title:	Senior Vice President
Date:	April 10, 2003	Date:	April 10, 2003
Fidelia Corporation		Louisville Gas and Electric Company Kentucky Utilities Company
By:	/s/ UDO KOCH	By:	/s/ JOHN R. MCCALL
Name:	Udo Koch	Name:	John R. McCall
Title:	President and Treasurer	Title:	Executive Vice President, General Counsel and Corporate Secretary
Date:	April 10, 2003	Date:	April 10, 2003

Exhibit A-3

Excerpts from Articles of Incorporation of LG&E and KU

Louisville Gas and Electric Company:

        Article Fourth, Section 7(C) of LG&E's Articles of Incorporation provides as follows:

          (C)  So long as any shares of the Preferred Stock or Preferred Stock (without par value) of any series are outstanding, the Company shall not without written consent of the holders of a majority of the total number of shares of such Preferred Stock and Preferred Stock (without par value) then outstanding or, in the alternative and subject to the provision hereinafter set forth in this subdivision 7(C), the affirmative vote of the holders of a majority of the total number of the shares of such Preferred Stock and Preferred Stock (without par value) which are represented, by the attendance of the holders thereof in person or by proxy, at a meeting duly called for the purpose:

Issue or assume any unsecured notes, debentures or other securities representing unsecured indebtedness for any purpose other than (1) the refunding of outstanding unsecured securities theretofore issued or assumed by the Company, (2) the financing of pollution control facilities (as defined in the Internal Revenue Code, as amended or as hereafter amended, and the regulations and rulings thereunder) through the issuance or assumption of unsecured notes, debentures or other securities representing unsecured indebtedness the receipt of interest on which is exempt from federal income tax at the time of such issuance or assumption, or (3) the redemption or other retirement of outstanding shares of one or more series of the Preferred Stock or Preferred Stock (without par value) if, immediately after such issuance or assumption, the total principal amount of all unsecured notes, debentures or other unsecured securities representing unsecured indebtedness issued or assumed by the Company and then outstanding (including unsecured securities then to be issued or assumed but excluding unsecured securities theretofore consented to by the holders of such Preferred Stock and Preferred Stock (without par value)) will exceed 20% of the sum of (i) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the Company and then to be outstanding, and (ii) the capital and surplus of the Company as then to be stated on the books of account of the Company.

Provided, however, that if, at any such meeting, at least one-third of all shares of such Preferred Stock and Preferred Stock (without par value) then outstanding shall be voted against the action then proposed, of the character aforesaid, such action may be taken only with the affirmative vote of a majority of all shares of such Preferred Stock and Preferred Stock (without par value) then outstanding.

If at any meeting of such Preferred Stock and Preferred Stock (without par value) for the purpose of taking action on matters set forth in this subdivision 7(C), the presence in person or by proxy of the holders of a majority of such stock shall not have been obtained and shall not be obtained for a period of thirty days from the date of such meeting, the presence in person or by proxy of the holders of one-third of such stock then outstanding shall be sufficient to constitute a quorum.

A-3-1

Kentucky Utilities Company:

        Article Fifth, Division I, paragraph (6) of KU's Articles of Incorporation provides as follows:

        (6)  So long as any shares of the Preferred Stock of any series are outstanding, the corporation [except as otherwise provided in the last sentence of this paragraph (6)] shall not, without the affirmative vote of the record holders of shares of the Preferred Stock of all series at the time outstanding having in the aggregate a number of votes, calculated as provided in paragraph (2) of Division IV, at least equal to a majority of the total number of votes, as so calculated, possessed by all holders:

(a) Issue or assume any unsecured indebtedness (as hereinafter defined) for any purpose, other than the refunding of secured or unsecured indebtedness theretofore created or assumed by the corporation and then outstanding or the retiring, by redemption or otherwise, of shares of the Preferred Stock or shares of any stock ranking prior thereto or on a parity therewith, if immediately after such issue or assumption the total principal amount of all unsecured indebtedness issued or assumed by the corporation and then outstanding would exceed twenty-five per centum (25%) of the aggregate of (i) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the corporation and then outstanding and (ii) the total of the capital and surplus of the Company, as then recorded on its books; or ...

  "Unsecured indebtedness" as the term is used in this paragraph (6) shall mean all unsecured notes, debentures or other securities representing unsecured indebtedness (whether having a single maturity, serial maturities or sinking fund or other similar periodic principal or debt retirement payment provisions) which have a final maturity date, determined as of the date of issuance or assumption thereof by the corporation, of less than three years. No consent of the holders of the Preferred Stock shall be required in respect to any transaction enumerated in this paragraph (6) if, at or prior to the time when such transaction is to take effect, provision is made for the redemption or other retirement of all shares of the Preferred Stock at the time outstanding, the affirmative vote of which would otherwise be required hereunder.

A-3-2

Exhibit F-1

April 10, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Post-Effective Amendment No. 4 to Application of E.ON AG File No. 70-9985

Dear Sirs:

        This letter has been prepared in connection with the above-referenced application ("Application") of E.ON AG ("E.ON"), Fidelia Corporation ("Fidelia"), Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU", and together with E.ON, Fidelia, and LG&E, the "Applicants") for authorization for Fidelia to make intercompany loans to LG&E and KU on a secured basis. E.ON is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). As counsel for E.ON I deliver this opinion to you for filing as Exhibit F-1 to the Application. The terms of the intercompany loans are described in detail in the Application. Any terms used in this opinion have the same meanings assigned to them in the Application.

        I am authorized to practice law in the Federal Republic of Germany, the place of incorporation of E.ON. I am not a member of the bar of any other country, or any of the United States, states in which certain of E.ON's subsidiaries are incorporated and doing business, and I do not hold myself out as an expert in the laws of such states. For purposes of this opinion, to the extent necessary, I have relied on attorneys employed by LG&E Energy Corp., the parent company of LG&E and KU, with regard to matters of Kentucky law. In addition, I have relied on advice from counsel employed or retained by E.ON, including the firm Jones Day with respect to matters under the Act, the firm Ogden Newell & Welch with respect to matters of Kentucky and Virginia law and the firm of Waller Lansden Dortch & Davis with respect to matters of Tennessee law.

        In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to our satisfaction, of such records and such other documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon statements contained in the Application.

        The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

  (a)
  The Commission shall have duly entered an appropriate order or orders with respect to the proposed transactions, as described in the Application, permitting the Application to become effective under the Act and the rules and regulations thereunder, and the proposed transactions are consummated in accordance with the Application and the Commission's orders.

  (b)
  The State Commissions have duly entered appropriate orders with respect to the proposed transactions and the proposed transactions are consummated in accordance with such orders.

  (c)
  No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed

  (d)
  Appropriate corporate actions will have been taken by the Applicants and the related documentation will have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

  (e)
  Each of the Applicants will at the time of the proposed transactions be validly incorporated or a validly formed business entity in the jurisdiction in which it is domiciled.

F-1-1

        Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, it is my opinion that, in the event that the proposed transactions are consummated in accordance with the Application:

  (a)
  all state laws applicable to the proposed transactions will have been complied with;

  (b)
  the issuer of any securities proposed in the Application is validly organized and duly existing;

  (c)
  any debt security issued pursuant to the Application will be a valid and binding obligation of the issuer thereof in accordance with its terms;

  (d)
  the Applicants will legally acquire any securities or assets, or interest therein, as contemplated by and subject to the Application; and

  (e)
  the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by E.ON or any of its subsidiaries and associate companies.

        I hereby consent to the filing of this opinion as Exhibit F-1 to the Application.

E.ON AG
By:	/s/ DR. GUNTRAM WUERZBERG
Name:	Dr. Guntram Wuerzberg
Title:	Vice President General Legal Affairs

F-1-2

Exhibit G-1

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35—            )

Filings under the Public Utility Holding Company Act of 1935 ("Act")

                       , 2003

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission's Branch of Public Reference.

        Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by                       , 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant application(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issue of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After                       , 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

E.ON AG, et al

        E.ON AG ("E.ON"), located at E.ON-Platz 1, 40479 Dusseldorf, Germany, a registered holding company, has submitted an application with the Commission pursuant to Section 12(d) of the Act and Rule 43 thereunder.

        E.ON, a registered holding company under the Act, owns LG&E Energy Corp. ("LG&E Energy"), a public utility holding company exempt by order under Section 3(a)(1) of the Act, which in turn owns two public utility companies, Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU").

        By order dated June 14, 2002, (E.ON AG, et al., Holding Co. Act Release No. 27539), ("the June Order"), the Commission authorized the acquisition of Powergen plc by E.ON and authorized terms of the financing of the E.ON holding company system as well as certain related transactions. In the June Order, the Commission authorized, among other things, E.ON and its subsidiaries to engage in certain financing transactions. Specifically, E.ON and E.ON North America Inc. ("E.ON NA"), through Fidelia Corporation ("Fidelia") or another special purpose financing subsidiary of E.ON NA, were authorized to finance all or a portion of the capital needs of LG&E Energy and its subsidiaries, directly or through other companies in the E.ON group. The Applicants committed, however, that such intercompany loans would be unsecured.

        E.ON is currently funding, and proposes to continue to fund, the cash requirements of LG&E and KU through intercompany loans. E.ON's financing strategy is to raise capital at the top holding company, E.ON, and to provide those funds to subsidiary companies through intercompany loans and/or as equity contributions. E.ON is able to provide funds to LG&E and KU at a cost which is at or below the external borrowing costs of LG&E and KU.

        Both LG&E and KU, however, have provisions in their articles of incorporation that restrict the amount of unsecured debt that can be outstanding. At such time as LG&E and KU approach such limits on secured debt, any additional debt incurred by LG&E and KU would have to be secured. Thus, LG&E and KU would not be able to take advantage of the economic efficiencies of the intercompany loans if such intercompany loans are required to be unsecured.

        E.ON, Fidelia, LG&E and KU (the "Applicants") request authorization through May 31, 2005 (the "Authorization Period") for LG&E and KU to secure intercompany loans from Fidelia with a subordinated lien on the equipment (as defined in the Uniform Commercial Code of Kentucky) of the borrowing company, including "utility assets" within the meaning of the Act. The subordination provisions would provide that Fidelia cannot exercise any rights or remedies against the property of LG&E and KU unless all bonds under such company's first mortgage bond indenture have been paid in full. Each of LG&E and KU will commit that the aggregate principal amount of the bonds issued under their respective first mortgage bond indenture and their respective secured

G-1-1

intercompany loans will not exceed the limit on bonds set forth in such first mortgage bond indenture. The aggregate outstanding principal amount of intercompany loans made to LG&E and KU on a secured basis pursuant to this authorization will not exceed $300 million and $250 million, respectively.

        Applicants stated that the proposed transaction is the most economical and efficient manner to finance LG&E's and KU's capital requirements and refinancing needs and is not detrimental to the interests of investors or consumers.

        Applicants stated that E.ON's cost of borrowing is at or below that which is available to LG&E and/or KU in the capital markets and thus the cost of borrowing is currently advantageous to LG&E and KU, and its consumers.

        Applicants further stated that the proposed transaction does not disadvantage in any way the existing bondholders, since the outstanding indebtedness for borrowed money of each of LG&E and KU owing to unaffiliated third party investors are in all cases secured under their respective first mortgage bond indentures. The first mortgage bond indentures of each of LG&E and KU permit subordinated liens to be placed upon the property of LG&E and KU. The subordination provisions of the intercompany debt instruments will provide that the E.ON group companies cannot exercise any rights or remedies against the property of LG&E or KU unless all bonds under such company's first mortgage bond indenture have been paid in full. Furthermore, with the use of intercompany debt to finance the needs of LG&E and KU, the aggregate amount of first mortgage bonds will be less than if LG&E and KU issued first mortgage bonds, and thus the bondholders will be in a more secure position. Also, each of LG&E and KU commit that the aggregate amount of the bonds issued under their respective first mortgage bond indentures and their respective secured intercompany loans will not exceed the limit on bonds set forth in such first mortgage bond indenture. With this restriction, Applicants stated that the preferred shareholders are not put in any worse a position than if LG&E and KU had financed their funding needs with the issuance of bonds in the capital markets, rather than intercompany loans.

        Applicants further stated that the bondholders and shareholders of E.ON would also benefit as a result of the proposed transaction. As a result of "structural subordination", an increase in debt at the subsidiary level could result in increased borrowing costs for E.ON. Also, since E.ON has the lowest borrowing costs, it is not cost effective for the E.ON system to continue to incur third-party debt at the subsidiary level.

        Applicants stated that the authorization requested satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary and that the proposed transactions are not detrimental to the public interest or the interest of investors or consumers.

        For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary

G-1-2

Exhibit H-1

Example of Structural Subordination

        As an example, consider three separate scenarios: (1) Parent A has as its sole asset an investment in a subsidiary, Subsidiary A. Subsidiary A has assets with a value of $300 million and has $300 million in third-party debt, but no intercompany debt. Parent A has $100 million of debt outstanding to third parties. (2) Parent B has as its sole asset an investment in a subsidiary, Subsidiary B. Subsidiary B has assets with a value of $300 million and has $300 million of intercompany debt from Parent B, but no third party debt. Parent B has $400 of debt outstanding to third parties. (3) Parent C has as its sole asset an investment in Subsidiary C. Subsidiary C has assets with a value of $300 million, and has $100 million of third-party debt and intercompany loans of $200 million. Parent C has $300 million of debt outstanding to third parties. On a consolidated basis, each of Parent A, Parent B and Parent C have $400 million of debt outstanding.

Consolidated Debt
(dollars in millions)

	Parent A	Parent B	Parent C
Subsidiary Debt	$300	—	$100
Parent Debt	$100	$400	$300

Total	$400	$400	$400

        In the case of Parent A, Parent A has issued $100 million of debt to third parties, and consolidates the $300 million of third-party debt of Subsidiary A. Parent B has issued $400 of debt to third parties; the intercompany loan to Subsidiary B is eliminated in consolidation. Parent C has $300 million of debt outstanding, consolidates the $100 million of third-party debt of Subsidiary C and the intercompany loan of $200 million is eliminated upon consolidation.

        The chart set forth below shows the recovery of the creditors of the different companies upon liquidation of the subsidiaries, each of which is assumed to have assets with a liquidation value of $300 million.

	Debt Outstanding	Payment Received on Liquidation of Subsidiary
		$	%
Subsidiary A	$300	$300	100%
Parent A	$100	-0-	0%
Subsidiary B	—	—	—
Parent B	$400	$300	75%
Subsidiary C	$100	$100	100%
Parent C	$300	$200	66 2/3%

        In the event of the liquidation of Subsidiary A, the creditors of Subsidiary A will be paid in full and the creditors of Parent A will receive nothing. In the event of the liquidation of Subsidiary B, the full value of Subsidiary B will be paid to Parent B and available to the creditors of Parent B. The creditors of Parent B will each receive $0.75 for each $1.00 of debt to Parent B. Upon the liquidation of Subsidiary C, the third party debt and the intercompany loans would be repaid in full. The portion of the debt repaid by Subsidiary C to Parent C (i.e., $200 million) is then available to repay the creditors of Parent C. As you can see from this example, as the debt at the subsidiary level increases, the recovery by the creditors at the parent company level is reduced.

H-1-1

Exhibit J-1

Outstanding Indebtedness of LG&E and KU
as of December 31, 2002

Louisville Gas & Electric Company

		Coupon	Amount
First Mortgage Bonds
August 15, 2003		6.000%	42,600,000
Pollution Control Bonds—Secured
August 15, 2013	Series U	Variable	35,200,000
May 1, 2027	Series Y	Variable	25,000,000
September 1, 2017	Series S	Variable	31,000,000
September 1, 2017	Series T	Variable	60,000,000
August 15, 2019	Series V	5.625%	102,000,000
October 15, 2020	Series W	5.450%	26,000,000
August 1, 2030	Series Z	Variable	83,335,000
April 15, 2023	Series X	5.900%	40,000,000
September 1, 2027	Series AA	Variable	10,104,000
September 1, 2026	Series BB	Variable	22,500,000
September 1, 2026	Series CC	Variable	27,500,000
November 1, 2027	Series DD	Variable	35,000,000
November 1, 2027	Series EE	Variable	35,000,000
October 1, 2032	Series FF	Variable	41,665,000
Money Pool Loans—Unsecured			193,052,943

		Total	809,956,943

Kentucky Utilities Company

First Mortgage Bonds
June 15, 2003	Series Q	6.320%	62,000,000
January 15, 2006	Series S	5.990%	36,000,000
May 15, 2007	Series P	7.920%	53,000,000
June 1, 2025	Series R	7.550%	50,000,000
May 15, 2027	Series P	8.550%	33,000,000
Pollution Control Bonds—Secured
May 1, 2023	PCS 11	Variable	12,900,000
October 1, 2032	PCS 16	Variable	96,000,000
February 1, 2032	PCS 12	Variable	20,930,000
February 1, 2032	PCS 13	Variable	2,400,000
February 1, 2032	PCS 15	Variable	7,200,000
February 1, 2032	PCS 14	Variable	7,400,000
December 1, 2023	PCS 9	5.750%	50,000,000
November 1, 2024	PCS 10	Variable	54,000,000
Long-term debt marked to market (adjustment for FAS 133)			15,662,329
Money Pool Loans—Unsecured			119,489,650

		Total	619,981,979

In addition to the amounts referenced above, LG&E and KU participated in accounts receivable factoring programs with outstanding balances as of December 31, 2002 of $63.2 million and $49.3 million, respectively. It is expected that such programs will be terminated during 2003.

J-1-1

Exhibit K-1

Computations under First Mortgage Bond Indentures

LOUISVILLE GAS AND ELECTRIC COMPANY
PERMANENT ADDITIONS AS OF DECEMBER 31, 2002

Utility plant at original cost 12/31/02	$3,622,985,293.51
Other physical property at original cost 12/31/02	80,697.83	$3,623,065,991.34
Utility plant and other physical property at 10/31/49 (including property of Louisville Transmission Corporation (Kentucky) acquired as of that date)		98,581,404.24
Net increase in original cost 10/31/49 to 12/31/02		$3,524,484,587.10
Add construction work in progress at 10/31/49 (less Paddy's Run Unit No. 4)		4,542,694.57
Total		$3,529,027,281.67
Less:
Excess of original cost over cost of property acquired	$54,757.41
Expenditures for motor vehicles, coal mines, etc., less retirements	18,835,377.72
Non-recoverable natural gas and gas stored underground—noncurrent	11,788,845.00	30,678,980.13
Total permanent additions (net) to 12/31/01		$3,498,348,301.54
Add retirements credited against the above to 12/31/02:
Deducted in certificates filed prior to 12/31/02	$411,322,451.49
To be deducted in subsequent certificates	—
Amounts not deducted pursuant to Section 5.02	184,117,130.50
Amounts not deducted covering adjustments of property retired prior to 11/1/49	13,585.41	595,453,167.40
Total permanent additions to 12/31/02		$4,093,801,468.94
Deduct:
Permanent additions included in certificates previously filed	$2,304,903,421.96
Permanent additions constructed with proceeds of sale of property pursuant to Section 11.11	168,243.82
Permanent additions constructed with insurance monies pursuant to Section 8.05	333,360.95	2,305,405,026.73
Balance		$1,788,396,442.21

K-1-1

KENTUCKY UTILITIES COMPANY

        Statement of gross expenditures and net expenditures for bondable property, made by the Company during the period January 1, 1947—December 31, 2002, and the amounts thereof used or applied pursuant to provisions of the Indenture dated May 1, 1947, as amended.

Total gross expenditures for bondable property (including purchased property) made by the Company during
	The period January 1, 1947—December 31, 2001		$3,177,380,679.61
	The calendar year 2002		231,220,488.14

Total of such expenditures during the period			$3,408,601,167.75
Deduct:	Aggregate of gross expenditures for bondable property used or applied, for on or during the period, pursuant to Section 1 of Article VII for the years 1947—2001 ($1,007,016,096.08) and the year 2002 ($49,840,540.05).		$1,056,856,636.13
Total net expenditures for bondable property made during the period, determined as provided in Section 3 of Article II(the forgoing deduction of $1,056,856,636.13 from gross expenditures being greater in amount than the alternative deduction of $273,127,742.69 pursuant to said Section 3, based upon the aggregate amount of gross retirements of property made during the period after deducting certain credits)			$2,351,744,531.62
Less:
	Aggregate of net expenditures for bondable property used or applied, for or during the period, pursuant to Sections 3 and 4 of Article II, Article IX and Sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15 of Article VII and Section 1 of Article XVIII as follows:
	In Bond Requisitions 2 through 59	$1,132,379,999.71
	In Withdrawal Certificates 1 through 133 (excluding those for insurance proceeds)	$124,613,553.23
	In Sinking Fund Certificates for the years 1957—1995 ($95,258,523.85) 1996—2002—N/A	$95,258,523.85	$1,352,252,076.79

Balance of unused net expenditures for bondable property for the period, after making the forgoing deductions			$999,492,454.83
Net expenditures previously certified under Section I of Article XVIII			$7,500,015.00

Total balance of unused net expenditures for certain purposes			$991,992,439.83

K-1-2

Exhibit B-1

FORM OF

LOAN AND SECURITY AGREEMENT

Dated as of                       , 2003

between

[LOUISVILLE GAS AND ELECTRIC COMPANY]

[KENTUCKY UTILITIES COMPANY]

and

FIDELIA CORPORATION

TABLE OF CONTENTS

1.	DEFINITIONS		1
	1.1	General Terms	1
	1.2	Accounting Terms	2
	1.3	Others Terms Defined in the Code	2
	1.4	Computation of Time Periods	2
	1.5	Headings and References	2
2.	TERM LOANS		3
	2.1	Loans	3
	2.2	Request for Purchase	3
	2.3	Interest	3
	2.4	Notes	3
	2.5	Closings	3
	2.6	Payments	3
	2.7	Term of This Agreement	3
3.	CONDITIONS OF ADVANCES		4
	3.1	Documents	4
	3.2	No Default	4
	3.3	Reaffirmation of Representations and Warranties	4
4.	COLLATERAL		4
	4.1	Security Interest	4
	4.2	Appointment of the Lender as the Borrower's Attorney-in-Fact	4
	4.3	Preservation of Collateral and Perfection of Security Interests	4
	4.4	Reasonable Care	4
	4.5	Termination of Security Interest and Liens	5
5.	REPRESENTATIONS AND WARRANTIES		5
	5.1	Existence	5
	5.2	Authority	5
	5.3	Binding Effect	5
	5.4	Financial Statements	5
	5.5	Collateral	5
	5.6	Chief Executive Office Jurisdiction of Incorporation	5
	5.7	Other Corporate Names	5
	5.8	Margin Security	5
	5.9	Survival of Warranties	6
	5.10	Compliance with Laws and Regulations	6
6.	COVENANTS		6
	6.1	Financial Statements; Notices; Reports	6
	6.2	Books, Records and Inspections	6
	6.3	Conduct of Business	6
7.	EVENTS OF DEFAULT, RIGHTS AND REMEDIES OF LENDER		7
	7.1	Events of Default	7
	7.2	Rights and Remedies Generally	7
	7.3	Waiver of Demand	7
	7.4	Marshalling; Payments Set Aside	7
8.	SUBORDINATION		8
	8.1	Agreement to Subordinate	8
	8.2	Administration of Collateral	8
	8.3	Delivery of Proceeds of Collateral	8
	8.4	Agreement Not to Contest	8
	8.5	Release of Collateral	8
	8.6	Release of Security Interest	9
	8.7	Obligations under this Agreement Not Affected	9
	8.8	Bankruptcy	9
	8.9	Third Party Beneficiary	9

i

9.	MISCELLANEOUS		9
	9.1	Amendments and Waivers	9
	9.2	Severability	9
	9.3	Notices	9
	9.4	Counterparts	9
	9.5	Prior Agreements	9
	9.6	Successors and Assigns	9
	9.7	CHOICE OF LAW	10

EXHIBITS

EXHIBIT A—Form of Note

ii

LOAN AND SECURITY AGREEMENT

        This LOAN AND SECURITY AGREEMENT, dated as of                       , 2003 (this "Agreement"), is made between [LOUISVILLE GAS AND ELECTRIC COMPANY] [KENTUCKY UTILITIES COMPANY], a Kentucky [and Virginia] corporation, as borrower (the "Borrower"), and FIDELIA CORPORATION, a Delaware corporation, as lender (the "Lender").

W I T N E S S E T H:

        WHEREAS, the Borrower has requested that the Lender provide the Borrower with term loans;

        WHEREAS, to induce the Lender to make such term loans available to the Borrower, the Borrower has agreed to secure its obligations to the Lender by granting the Lender a security interest in, and lien upon, the Collateral (as defined herein); and

        WHEREAS, the Lender is willing to make such term loans available to the Borrower upon the terms and conditions set forth in this Agreement;

        NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained in this Agreement, the Borrower and the Lender agree as follows:

1.    DEFINITIONS.

        1.1    General Terms.    When used in this Agreement, the following terms have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

        "Affiliate", with respect to any Person, means another Person (i) that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with such Person, (ii) that directly or beneficially owns or holds 5% or more of any class of the voting stock of such Person or (iii) 5% or more of the voting stock (or in the case of a Person that is not a corporation, 5% or more of the equity interest) of which is owned directly or beneficially or held by such Person.

        "Agreement" has the meaning set forth in the preamble.

        "Authorized Officer" means at any time an individual whose signature has been certified to the Lender on behalf of the Borrower by a certificate now or hereafter executed on behalf of the Borrower and delivered to the Lender and whose authority has not been revoked prior to such time.

        "Bond Trustee" means [Harris Trust and Savings Bank, as trustee] [U.S. Bank National Association, as successor trustee] under the First Mortgage Bond Indenture, or any successor trustee thereunder.

        "Borrower" has the meaning set forth in the preamble.

        "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for business in Louisville, Kentucky and Wilmington, Delaware.

        "Code" means the Uniform Commercial Code of the Commonwealth of Kentucky as in effect on the Closing Date.

        "Collateral" has the meaning set forth in Section 4.1.

        "Default" means any event that, with lapse of time or notice or lapse of time and notice, will constitute an Event of Default if it continues uncured.

        "Dollars" and the "$" each means lawful money of the United States of America.

        "Equipment" has the meaning set forth in the Code and includes, without limitation, any and all of the Borrower's now owned or hereafter acquired machinery, equipment, furniture, furnishings and all tangible personal property similar to any of the foregoing (other than Inventory), together with all improvements, accessions and appurtenances thereto and any proceeds of any of the foregoing, including insurance proceeds and condemnation awards, excluding, however, any Equipment which is not subject to a Lien now or at any time hereafter pursuant to the First Mortgage Bond Indenture.

        "Event of Default" means the occurrence or existence of any one of more of the events described in Section 7.1.

        "First Mortgage Bond Indenture" means the [Trust Indenture dated November 1, 1949] [Indenture of Trust dated as of May 1, 1947] from the Borrower to the Bond Trustee, and any and all supplemental indentures thereof, as further amended and supplemented from time to time.

        "GAAP" means generally accepted accounting principles, as in effect in the United States from time to time, applied in a manner consistent with that used by the Borrower.

        "Governmental Authority" means any nation or government, any federal, state, local or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

        "Lender" has the meaning set forth in the preamble.

        "Liabilities" means all of the Borrower's liabilities, obligations, and indebtedness to the Lender for monetary amounts, whether now or hereafter owing, arising, due or payable under this Agreement and the Notes howsoever evidenced, created, incurred, acquired, or owing.

        "Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, collateral deposit arrangement, security interest, encumbrance for the payment of money, lien (statutory or other), preference, right of setoff, priority or other security agreement or preferential arrangement of any kind or nature whatsoever, including, without limitation, any conditional sale or other title retention agreement, or the interest of a lessor under a capital lease.

        "Loan" has the meaning set forth in Section 2.1.

        "Loan Account" has the meaning set forth in Section 2.9.

        "Material Adverse Effect" means a material adverse effect upon (i) the business, assets, properties or condition (financial or otherwise), or results of operations of the Borrower, or (ii) upon the ability of the Borrower to perform or cause to be performed any of its obligations under this Agreement or the rights or remedies of the Lender under this Agreement.

        "Note" has the meaning set forth in Section 2.5.

        "Permitted Lien" means Liens created under or in connection with the First Mortgage Bond Indenture and Liens permitted by the First Mortgage Bond Indenture.

        "Person" means any natural person, firm, enterprise, institution, corporation, association, partnership, trust, unincorporated organization, sole proprietorship, joint venture, limited liability company or Governmental Authority.

        1.2    Accounting Terms.    Any accounting terms used in this Agreement which are not specifically defined in this Agreement have the meanings customarily given them in accordance with GAAP.

        1.3    Others Terms Defined in the Code.    All other terms contained in this Agreement (and which are not otherwise specifically defined in the Agreement) have the meanings provided by the Code to the extent the same are used or defined in the Code.

        1.4    Computation of Time Periods.    In this Agreement in the computation of periods of time from a specified date to a later specified date, the words "from" or "commencing on" means "from and including" and the words "to," "through," "ending on" and "until" each mean "to but excluding."

        1.5    Headings and References.    Section and other headings are for reference only, and shall not affect the interpretation or meaning of any provision of this Agreement. Any Section or clause references are to this Agreement, unless otherwise specified. References in this Agreement or any other agreement include this Agreement and other agreements as the same may be amended, restated, supplemented or otherwise modified from time to time pursuant to the provisions hereof or thereof. A reference to any law, statute or regulation shall mean that law, statute or regulation as it may be amended, supplemented or otherwise modified from time to time, and any successor law, statute or regulation.

2.    TERM LOANS.

        2.1    Loans.    The Lender, at its discretion, may make available to the Borrower term loans (the "Loans") from time to time pursuant to this Agreement, upon telephonic or written communication of a borrowing request from the Borrower as provided in Section 2.2.

        2.2    Request for Purchase.    The Borrower may from time to time make requests for Loans (each such request being a "Borrowing Notice") hereunder. Each Borrowing Notice shall (i) specify the principal amount of the Loan requested, (ii) specify the final maturity not to exceed twelve years from the Borrowing Date, (iii) specify the proposed date for the borrowing of the Loan (the "Borrowing Date"), (iv) specify whether the Loan shall bear interest at a fixed rate or a floating rate and (v) specify the number of the account and the name and address of the depository institution to which the proceeds of the Loan are to be transferred on the Borrowing Date. Each Borrowing Notice may be given telephonically or in writing. Each such request for a Loan is subject to acceptance by the Lender, in its sole discretion.

        2.3    Interest.

        (A)    Interest Rate.    The interest rate payable by the Borrower on any Loan shall be set at such interest rate as the Borrower and the Lender shall agree, but in no event greater than the lowest of (i) the effective cost of capital of E.ON AG, (ii) the effective cost of capital of the Lender and (iii) the Borrower's effective cost of capital determined by reference to the effective cost of a direct borrowing by the Borrower from a nonassociate for a comparable term loan that could be entered into at such time. Such interest rate may be determined as a fixed interest rate or a floating rate, as specified by the Borrower in the Borrowing Notice.

        (B)    Interest Payments.    Accrued but unpaid interest on each Loan is payable quarterly in arrears on the last Business Day of each calendar quarter and upon payment in full of such Loan. Interest on the Loans is computed on the basis of a 360-day year consisting of twelve 30-day months.

        (C)    Highest Lawful Rate.    In no contingency or event whatsoever will interest charged on the Loans, however, such interest may be characterized or computed, exceed the highest rate permissible under any law which a court of competent jurisdiction, in a final determination, deems applicable to the Loans. In the event that such a court determines that the Lender has received interest under the Loans in excess of the highest rate applicable to the Loans, any such excess interest collected by the Lender is deemed to have been a repayment of principal and will be so applied.

        2.4    Notes.    On each Borrowing Date, the Borrower shall issue to the Lender a promissory note (the "Notes") in a principal amount equal to the principal amount of the Loan to be made on such Borrowing Date; to bear interest on the unpaid balance thereof from the date thereof at the rate per annum as determined in accordance with Section 2.3(A); and to be substantially in the form of Exhibit A attached hereto. The term "Notes" as used herein shall include each Note delivered pursuant to this Agreement and each Note delivered in substitution or exchange for any such Note.

        2.5    Closings.    Not later than 11:30 A.M. (New York City local time) on the Borrowing Date for any Loan, the Borrower will deliver to the Lender at the offices of the Lender, a Note dated the Borrowing Date, evidencing the Loan to be made on such Borrowing Date, against payment of the Loan proceeds by transfer of immediately available funds for credit to the Borrower's account specified in the Borrowing Notice.

        2.6    Payments.

        (A)    Place of Payments.    The Borrower will make each payment under this Agreement and under the Notes not later than 2:00 p.m. (New York time) on the day when due to the Lender at its address set forth in Section 9.3 in immediately available funds. The Borrower's obligations to the Lender with respect to such payments will be discharged by making such payments to the Lender under this Section 2.6.

        (B)    Timing of Payments.    If any payment of any interest or fees owing under this Agreement falls due on a day that is not a Business Day, then such due date is extended to the next following Business Day.

        (C)    Optional Prepayments.    The Borrower may from time to time prepay all or any portion of the Loans without premium or penalty.

        2.7    Term of This Agreement.    This Agreement shall remain in full force and effect until the second Business Day after the Borrower or the Lender gives notice to the other party hereto stating that it elects to terminate this Agreement. Notwithstanding the termination of this Agreement, until all of the Loans under this Agreement have been paid in full and all financing arrangements between the Borrower and the Lender under this Agreement have been terminated, all of the Lender's rights and remedies under this Agreement survive and the Lender is entitled to retain its security interest in and to all existing and future Collateral.

3.    CONDITIONS OF ADVANCES.

        Notwithstanding any other provisions contained in this Agreement to the contrary, the making of each Loan provided for in this Agreement is conditioned upon the following:

        3.1    Documents.    The Lender has received all of the following (or the delivery of such has been waived), each duly executed, in form and substance satisfactory to the Lender, and delivered on or prior to the applicable Borrowing Date:

  (i)
  This Agreement, duly executed by the Borrower.

  (ii)
  The Note, evidencing such Loan, duly executed by the Borrower.

  (iii)
  UCC-1 financing statements listing the Borrower as debtor, and the Lender, as secured party, covering the Collateral.

  (iv)
  Certified copies of all documents evidencing any necessary corporate action, consents and governmental approvals, if any, with respect to this Agreement and the Notes.

  (v)
  A signature authorization certificate for the Borrower.

  (vi)
  Such other documents as the Lender may reasonably request.

        3.2    No Default.    No Default or Event of Default has occurred and is continuing.

        3.3    Reaffirmation of Representations and Warranties.    The representations and warranties contained in Section 5 are true and correct in all material aspects on and as of the Borrowing Date.

4.    COLLATERAL.

        4.1    Security Interest.    To secure payment of the Liabilities and performance of its obligations under this Agreement and the Notes, the Borrower grants, mortgages, hypothecates and pledges to the Lender a continuing lien upon and security interest in all of the Borrower's right, title and interest in the Collateral, wherever located, whether now or hereafter existing, owned, licensed, leased (to the extent of the Borrower's leasehold interest in such property), consigned (to the extent of the Borrower's ownership interest in such property), arising or acquired, subject, however, in all respects to the provisions of Section 8. The "Collateral" shall consist of: (i) the Equipment; (ii) all insurance proceeds of or relating thereto, (iii) all of the Borrower's books and records relating to any of the foregoing; and (iv) all accessions and additions to, substitutions for, and replacements, products and proceeds of any of the foregoing.

        4.2    Appointment of the Lender as the Borrower's Attorney-in-Fact.    The Borrower irrevocably designates, makes, constitutes and appoints the Lender (and all persons designated by the Lender) as the Borrower's true and lawful attorney-in-fact, and authorizes the Lender, in the Borrower's or the Lender's name, upon the occurrence and during the continuation of an Event of Default, with respect to any item of Collateral or the proceeds of such Collateral, to do all acts and things which are necessary, in the Lender's sole discretion, to fulfill the Borrower's obligations under this Agreement.

        4.3    Preservation of Collateral and Perfection of Security Interests.    The Borrower will execute and deliver, or cause to be executed and delivered, to the Lender at any time or times after the date of this Agreement at the request of the Lender, all (i) financing statements or (ii) other documents (and, in each case, pay the cost of filing or recording the same in all public offices deemed necessary by the Lender), as the Lender may request, in a form satisfactory to the Lender, to perfect and keep perfected the security interest, and preserve the priority of such security interest, in the Collateral granted by the Borrower to the Lender or to otherwise protect and preserve the Collateral and the Lender's security interest in the Collateral. Should the Borrower fail to do so, the Lender is authorized to sign any such financing statements as the Borrower's agent. The Borrower further agrees that a carbon, photographic or other reproduction of this Agreement or of a financing statement is sufficient as a financing statement.

        4.4    Reasonable Care.    The Lender is deemed to have exercised reasonable care in the custody and preservation of any of the Collateral in its possession if it takes such action for that purpose as the Borrower requests in writing, but the Lender's failure to comply with any such request will not of itself be deemed a failure to exercise reasonable care.

        4.5    Termination of Security Interest and Liens.    The Lender's security interest and other liens in, on and to the Collateral terminates when all the Liabilities have been paid in full and this Agreement has been terminated, at which time the Lender will reassign and redeliver (or cause to be reassigned and redelivered) to the Borrower, or to such Person as the Borrower designates, against receipt, such of the Collateral (if any) assigned by the Borrower to the Lender (or otherwise held by the Lender) as has not been sold or otherwise applied by the Lender under the terms of this Agreement and is still held by it under this Agreement, together with appropriate instruments of reassignment and release. Any such reassignment is without recourse upon or representation or warranty by the Lender and will be at the Borrower's cost and expense.

5.    REPRESENTATIONS AND WARRANTIES.

        The Borrower represents and warrants that as of the date of this Agreement and as of each Borrowing Date.

        5.1    Existence.    The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky [and the Commonwealth of Virginia] and is duly qualified as a foreign entity and is in good standing in all jurisdictions where the nature and extent of the business transacted by it or the ownership of its assets makes such qualification necessary, except for those jurisdictions in which the failure so to qualify or to be in good standing would not have a Material Adverse Effect.

        5.2    Authority.    The execution and delivery by the Borrower of this Agreement and the Notes and the performance of the Borrower's obligations under this Agreement and the Notes: (i) are within the Borrower's corporate powers; (ii) are duly authorized by the Borrower's board of directors or other governing body; (iii) are not in contravention of the terms of the Borrower's certificate of incorporation or bylaws or of any material indenture, agreement or undertaking to which the Borrower is a party or by which the Borrower or any of its property is bound; (iv) does not require any consent, registration or approval of any Governmental Authority, which has not been obtained; (v) does not contravene any material contractual or governmental restriction binding upon the Borrower; and (vi) will not, except as contemplated in this Agreement, result in the imposition of any Lien, claim or encumbrance upon any property of the Borrower under any existing material indenture, mortgage, deed of trust, loan or credit agreement or other material agreement or instrument to which the Borrower is a party or by which it or its property may be bound or affected.

        5.3    Binding Effect.    This Agreement and the Notes are the legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their respective terms.

        5.4    Financial Statements.    The financial statements of the Borrower filed with the Securities and Exchange Commission since December 31, 2001 are in accordance with the books and records of the Borrower and fairly present the financial condition of the Borrower at the dates of such financial statements and the results of operations for the periods indicated (subject, in the case of unaudited financial statements, to normal year-end adjustments), and such financial statements were prepared in conformity with GAAP (other than the absence of notes to such financial statements).

        5.5    Collateral.    Except for Permitted Liens and as otherwise provided in Section 8.5, all of the Collateral is and will continue to be owned by the Borrower free and clear of all Liens, claims and encumbrances.

        5.6    Chief Executive Office Jurisdiction of Incorporation.    As of the date hereof, the principal place of business and chief executive office of the Borrower is located at [220 West Main Street, Louisville, Kentucky 40202] [1 Quality Street, Lexington, Kentucky 40507] and the Borrower has been duly incorporated in the Commonwealth of Kentucky [and the Commonwealth of Virginia].

        5.7    Other Corporate Names.    The Borrower has not used any other corporate or fictitious names in the past five years.

        5.8    Margin Security.    The Borrower owns no margin security and none of the proceeds of the Loans advanced under this Agreement will be used for the purpose of purchasing or carrying any margin securities or for the purpose of reducing or retiring any Indebtedness which was originally incurred to purchase any margin securities or for any other purpose not permitted by Regulations T, U or X of the Board of Governors of the Federal Reserve System.

        5.9    Survival of Warranties.    All representations contained in this Agreement survive the execution and delivery of this Agreement.

        5.10    Compliance with Laws and Regulations.    The execution and delivery by the Borrower of this Agreement and the performance of the Borrower's obligations under this Agreement and the Notes are not in contravention of any laws. The Borrower is in compliance with all laws, orders, regulations and ordinances of all federal, foreign, state and local governmental authorities relating to the business, operations and the assets of the Borrower, including, without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System, except for laws, orders, regulations and ordinances the violation of which are not likely to have a Material Adverse Effect.

6.    COVENANTS.

        The Borrower covenants and agrees that, so long as any of the Liabilities remain outstanding:

        6.1    Financial Statements; Notices; Reports.    The Borrower will keep, in all material respects, proper books of record and account in which entries will be made of all dealings or transactions of or in relation to the business and affairs of the Borrower, in accordance with GAAP consistently applied. The Borrower will furnish to the Lender:

        (A)    SEC Reports.    Copies of annual reports and quarterly reports filed by the Borrower with the Securities and Exchange Commission on Forms 10-K and 10-Q, within 20 Business Days of the date of filing of such report;

        (B)    Default Notices.    As soon as practicable (but in any event not more than two Business Days after any Authorized Officer of the Borrower obtains knowledge of the occurrence of an event or the existence of a circumstance giving rise to a Default or an Event of Default), notice of any and all Defaults or Events of Default;

        (C)    Notice of Change of Name.    Notice in writing to the Lender, as soon as practicable and in any event within five days after the occurrence of any change in the name, address or jurisdiction of incorporation of the Borrower or the location of the books and records of the Borrower; and

        (D)    Other Information.    With reasonable promptness, such other business or financial data as the Lender may reasonably request.

        The Lender will take reasonable efforts to keep such information, and all information acquired as a result of any inspection conducted in accordance with Section 6.2 (and any other information provided to the Lender under this Agreement), confidential, provided that the Lender may communicate such information (i) in accordance with the Borrower's written authorization, (ii) to any regulatory authority having jurisdiction over the Lender, (iii) to any other Person in connection with the exercise of the Lender's rights under this Agreement, (iv) to any Person in any litigation in which the Lender is a party or (v) to any other Person if the Lender believes in its sole discretion that disclosure is necessary in connection with any legal process or informal investigative demand, whether issued by a court, judicial or administrative or legislative body or committee or other governmental authority. Notwithstanding the foregoing, information will not be deemed to be confidential to the extent such information (a) is available in the public domain, (b) becomes available in the public domain other than as a result of unauthorized disclosure by the Lender or (c) is acquired from a Person not known by the Lender to be in breach of an obligation of secrecy to the Borrower.

        6.2    Books, Records and Inspections.    The Lender, or any agent or employee designated by the Lender in writing, has the right, from time to time after the date of this Agreement, to call at the Borrower's place or places of business (or any other place where the Collateral or any information relating to the Collateral is kept or located) during reasonable business hours and, without unreasonable hindrance or delay, (i) to inspect, audit, check and make copies of and extracts from the Borrower's books, records, journals, orders, receipts and any correspondence and other data relating to the Borrower's business or to any transactions between the parties thereto, (ii) to make such verification concerning the Collateral as the Lender may consider reasonable under the circumstances and (iii) to discuss the affairs, finances and business of the Borrower with any officers, employees or directors of the Borrower.

        6.3    Conduct of Business.    Except as contemplated in this Agreement, the Borrower will (i) maintain its existence, (ii) continue in, and limit its operations to, the same general lines of business as that presently conducted by it or other businesses reasonably related thereto and (iii) comply with all laws, orders, regulations and ordinances of any federal, foreign, state or local governmental authority, except for such laws, orders, regulations and ordinances the violation of which has no reasonable likelihood of having a Material Adverse Effect.

7.    EVENTS OF DEFAULT, RIGHTS AND REMEDIES OF LENDER.

        7.1    Events of Default.    If any one or more of the following events ("Events of Default") occurs:

        (A)  the Borrower fails to pay any of the principal of or interest on the Loans, or any Commitment Fees or other amounts due hereunder, within 10 Business Days after such amounts are due (whether by scheduled maturity, acceleration or otherwise);

        (B)  the Borrower fails or neglects to perform, keep or observe any of its covenants, conditions or agreements contained in this Agreement;

        (C)  any warranty or representation now or hereafter made by the Borrower under this Agreement is untrue or incorrect in any material respect when made;

        (D)  a proceeding under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute is filed by or against the Borrower, the Borrower makes an assignment for the benefit of creditors or the Borrower takes any requisite action to authorize any of the foregoing and, in the case of an involuntary proceeding filed against the Borrower, such proceeding is not discharged or dismissed within 30 days;

        (E)  the Borrower voluntarily or involuntarily dissolves or is dissolved;

        (F)  the Borrower becomes insolvent or fails generally to pay its debts as they become due;

        (G)  the Lender shall cease to have a valid, perfected security interest in all or any material portion of the Collateral; or

        (H)  E.ON AG shall cease to own, directly or indirectly, at least 80% of the voting capital stock of the Borrower;

then the Lender, upon notice to the Borrower, may declare the Loans to be immediately due and payable, whereupon the Loans will become immediately due and payable; provided, that if an Event of Default described in Section 7.1(D) exists or occurs, the Loans shall automatically, without notice of any kind, become immediately due and payable.

        7.2    Rights and Remedies Generally.    Subject to the subordination provisions of Section 8, upon the occurrence and continuance of an Event of Default, the Lender has, in addition to any other rights and remedies contained in this Agreement, all of the rights and remedies of a secured party under the Code or other applicable laws, all of which rights and remedies are cumulative, and none exclusive, to the extent permitted by law. Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement in this Agreement does not affect its rights and does not waive, alter, affect, or prejudice any other right or remedy to which the Lender may be lawfully entitled for the same default or breach.

        7.3    Waiver of Demand.    Demand, presentment, protest and notice of nonpayment are waived by the Borrower. The Borrower also waives the benefit of all valuation, appraisal and exemption laws.

        7.4    Marshalling; Payments Set Aside.    The Lender is under no obligation to marshall any assets in favor of the Borrower or any other party or against or in payment of any or all of the Liabilities. To the extent that the Borrower makes a payment or payments to the Lender or the Lender enforces its security interests or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied will be revived and continue in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

8.    SUBORDINATION.

        8.1    Agreement to Subordinate.

        (A)    Terms of Subordination.    The Lender and the Borrower agree that the lien granted by the Borrower hereunder to secure the Liabilities is subordinate, to the extent and in the manner set forth in this Agreement, to the lien of the First Mortgage Bond Indenture and any and all of the bonds outstanding from time to time thereunder (the "Senior Obligations"). Notwithstanding the order or time of creation, acquisition, attachment, or the order, time, or manner of perfection, or the order or time of filing or recordation of any document or instrument, or other method of perfecting a security interest or Lien on and against any of the Collateral or other assets of the Borrower, the Lender agrees that any Lien or security interest now or hereafter existing in and to the Collateral in favor of the Lender shall be and at all times remain subject and subordinate in all respects to any Lien or security interest which may now or hereafter at any time or from time to time be granted pursuant to the First Mortgage Bond Indenture on or in any or all of the Collateral as security for the Senior Obligations.

        (B)    Further Assurances.    The Lender and the Borrower will, at the Borrower's expense and at any time and from time to time, promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary, or that the Bond Trustee may reasonably request, in order to protect any right or interest granted or purported to be granted by this Agreement or to enable the Bond Trustee to exercise and enforce its rights and remedies under this Agreement.

        8.2    Administration of Collateral.    The Bond Trustee shall have complete and sole discretion in, and shall not be liable to the Lender for, determining how, when and in what manner the Bond Trustee administers the Senior Obligations or forecloses or otherwise realizes upon the Collateral or exercises any rights or remedies of a secured party or lien creditor or any other rights with respect to the Collateral or otherwise takes any action with respect thereto. Without in any way limiting the foregoing, the Lender specifically acknowledges and agrees that the Bond Trustee may take such action as it deems appropriate to enforce the Senior Obligations and its Lien on and security interest in the Collateral, whether or not such action is beneficial or detrimental to the Lender's interest. The Lender agrees that it shall not take any action to foreclose or otherwise realize upon the Collateral or exercise any rights or remedies of a secured party with respect to the Collateral, unless and until the Senior Obligations have been paid in full. Also without in any way limiting the foregoing, the Lender hereby expressly waives and releases any and all rights to have the Collateral or any part thereof marshaled upon any foreclosure, sale or other realization thereon. There shall be no obligation on the part of the Bond Trustee, at any time, to resort for payment of the Senior Obligations to any obligor thereon or any guarantor thereof, or to any other person or corporation, their properties or estates, or to resort to any other collateral or any other rights or remedies whatsoever, and the Bond Trustee shall have the right to foreclose or otherwise realize upon the Collateral upon which it has a security interest irrespective of whether or not other proceedings or steps are pending seeking resort to or realization upon or from any of the foregoing.

        8.3    Delivery of Proceeds of Collateral.    So long as the Senior Obligations are outstanding, the Lender will without demand or request being made upon it deliver any parts or proceeds of the Collateral which shall come into its possession, control or custody to the Bond Trustee for application as set forth in the First Mortgage Bond Indenture.

        8.4    Agreement Not to Contest.    The Lender hereby agrees that it shall not contest the validity, perfection, priority or enforceability of any security interest or Lien granted to the Bond Trustee pursuant to the First Mortgage Bond Indenture.

        8.5    Release of Collateral.    The Lender agrees that in the event the Bond Trustee shall come into the possession, custody and control of any property or assets of the Borrower as the result of any security interest granted to secure the Senior Obligations, the Bond Trustee may, to the extent the Bond Trustee does not apply the same to the payment or partial payment of the Senior Obligations, release the same to or upon the order of the Borrower, without notice, or accounting for the same, to the Lender or any other person, firm or corporation whomsoever, it being specifically understood and agreed that any property so released shall remain subject to all claims of the Lender and the Bond Trustee thereto in accordance herewith. Without limiting the foregoing, the Lender acknowledges and agrees that the Bond Trustee may from time to time in its discretion release proceeds of the Collateral in which the Bond Trustee has a security interest to the Borrower or otherwise deal with the Collateral in which the Bond Trustee has a security interest, without any notice or accounting to the Lender whatsoever.

        8.6    Release of Security Interest.    The Lender agrees that, whether or not a default has occurred in payment of the Loans, its Lien on the Collateral or any portion thereof shall automatically be released ipso facto as to all indebtedness secured thereby owing to the Lender if, when and to the same extent that the Bond Trustee releases its Lien on such Collateral or portion thereof. The Lender further hereby agrees to execute and deliver such further instruments and do such further acts as the Borrower or the Bond Trustee may deem necessary or proper to carry out more effectively the foregoing.

        8.7    Obligations under this Agreement Not Affected.    Except as specifically described in this Agreement, nothing contained in this Agreement or in any Note is intended to or impairs, as between the Borrower, its creditors other than the Bond Trustee and the Lender, the obligations of the Borrower, which are absolute and unconditional, to pay to the Lender the Liabilities as and when they become due and payable in accordance with the terms of this Agreement, subject, however, to the terms of this Section 8. Except as specifically described in this Agreement, nothing contained in this Agreement or in any Note is intended to or affects the relative rights of the Lender and creditors of the Borrower other than the Bond Trustee.

        8.8    Bankruptcy.    The Lender agrees that in the event bankruptcy proceedings are instituted by or against the Borrower, the Bond Trustee may consent to the use of cash collateral or provide postpetition financing under section 364 of the United States Bankruptcy Code, 11 U.S.C. § 364, to the Borrower on such terms and conditions and in such amounts as the Bond Trustee, in its sole discretion, may decide. The Lender waives any rights it may have under applicable law to object to such use of such cash collateral or postpetition financing.

        8.9    Third Party Beneficiary.    The Bond Trustee shall be a third party beneficiary of this Section 8.

9.    MISCELLANEOUS.

        9.1    Amendments and Waivers.    No modification or waiver of, nor any consent to the departure by the Borrower from, any provision of this Agreement will be effective unless it is in writing from the Lender and then such modification, waiver or consent will be effective only on the specific instance and for the purpose for which it is given.

        9.2    Severability.    Wherever possible, each provision of this Agreement must be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is prohibited by or invalid under applicable law, such provision is ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

        9.3    Notices.    Except as otherwise expressly provided in this Agreement, any notice required or desired to be served, given or delivered under this Agreement must be in writing and is deemed to have been validly served, given or delivered (i) three days after deposit in the United States mails, with proper postage prepaid, (ii) when sent after receipt of confirmation if sent by telecopy or other similar facsimile transmission, (iii) one Business Day after deposit with a reputable overnight courier with all charges prepaid or (iv) when delivered, if hand delivered by messenger, all of which must be properly addressed to the party to be notified and sent to the address or number indicated on the signature page hereof or to such other address or number as each party designates to the other in the manner prescribed in this Section 9.3.

        9.4    Counterparts.    This Agreement and any amendment or supplement to this Agreement or any waiver granted in connection with this Agreement may be executed in any number of counterparts and by the different parties on separate counterparts and each such counterpart is deemed to be an original, but all such counterparts together constitute but one and the same Agreement.

        9.5    Prior Agreements.    The terms and conditions set forth in this Agreement supersede all prior agreements, discussions, correspondence, memoranda and understandings (whether written or oral) of the Borrower and the Lender concerning or relating to the subject matter of this Agreement.

        9.6    Successors and Assigns.    This Agreement is binding upon the Borrower and the Lender and their respective successors and assigns and inures to the benefit of the Borrower and the Lender and their respective successors and permitted assigns. The Borrower has no right to assign its rights or delegate its duties under this Agreement, without the prior written consent of the Lender. The Lender has the right to assign to any Affiliate of the Lender all or a portion of its rights and obligations under this Agreement. Upon any such assignment by the Lender, (i) the assignee becomes a party to this Agreement and, to the extent of such assignment, has all rights and obligations of the Lender under this Agreement and (ii) the Lender will, to the extent of such assignment, relinquish its rights and be released from its obligations under this Agreement. The Borrower and the Lender agree to execute and deliver such documents, and to take such other actions, as the other party may reasonably request to accomplish the foregoing.

        9.7    CHOICE OF LAW.    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED FOR ALL PURPOSES IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE.

* * * * *

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

[LOUISVILLE GAS AND ELECTRIC COMPANY] [KENTUCKY UTILITIES COMPANY]
Address:	220 West Main Street Louisville, Kentucky 40202 Attn: Treasurer
Facsimile:	502-627-4742
By:
Name:
Title:
FIDELIA CORPORATION
Address:	300 Delaware Avenue Wilmington, Delaware 19801 Attn: Executive Vice President
Facsimile:	302-417-5913
By:
Name:
Title:

EXHIBIT A

FORM OF NOTE

$	Date:

        FOR VALUE RECEIVED, on                       (the "Maturity Date") the undersigned, [LOUISVILLE GAS AND ELECTRIC COMPANY] [KENTUCKY UTILITIES COMPANY], a Kentucky [and Virginia] corporation (the "Borrower"), unconditionally promises to pay to FIDELIA CORPORATION (the "Lender"), at the Lender's office at 300 Delaware Avenue, Wilmington, Delaware 19801, or at such other place as the holder of this Note may from time to time designate in writing, in lawful money of the United States of America and immediately available funds, the principal sum of $                        . This Note is referred to in and was executed and delivered under the Loan and Security Agreement dated as of                        , 2003 (the "Loan Agreement") between the Borrower and the Lender, to which reference is made for a more complete statement of the terms and conditions under which the loan evidenced by this Note was made and is to be repaid. Capitalized terms used in this Note and not otherwise defined have the meanings assigned to such terms in the Loan Agreement.

        Unless otherwise paid sooner under the provisions of Section 2.6(c) or 7.1 of the Loan Agreement, the principal indebtedness represented by this Note is payable on the Maturity Date. The Borrower further promises to pay interest on the outstanding principal amount of the indebtedness represented by this Note from the date of this Note until payment in full at the applicable rates determined in accordance with Section 2.3(A) of the Loan Agreement. Except as otherwise provided in the Loan Agreement, interest is payable quarterly in arrears not later than the last Business Day of each calendar quarter and is computed on the basis of a 360-day year consisting of twelve 30-day months.

        If payment under this Note becomes due and payable on a Business Day, the due date of such payment is extended to the next succeeding Business Day. In no contingency or event whatsoever will interest charged under this Note, however such interest may be characterized or computed, exceed the highest rate permissible under any law which a court of competent jurisdiction, in a final determination, deems applicable to this Note. In the event that such a court determines that the Lender has received interest under this Note in excess of the highest rate applicable to this Note, any such excess interest collected by the Lender is deemed to have been a repayment of principal and be so applied.

        The obligations of the Borrower under this Note is secured by certain collateral as and to the extent set forth in the Loan Agreement. This Note is subject to prepayment at the option of the Borrower as provided in the Loan Agreement.

        DEMAND, PRESENTMENT, PROTEST AND NOTICE OF NONPAYMENT AND PROTEST ARE WAIVED BY THE BORROWER.

        This Note has been delivered and is deemed to have been made, at Wilmington, Delaware and will be interpreted in accordance with the internal law as (as opposed to conflicts of law provisions) and decisions of the State of Delaware. Whenever possible each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is prohibited by or invalid under applicable law, such provision will be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note. Whenever in this Note reference is made to the Lender or the Borrower, such reference is deemed to include, as applicable, a reference to their respective successors and assigns. The provisions of this Note are binding upon and inure to the benefit of said successors and assigns. The Borrower's successors and assigns include, without limitation, a receiver, trustee or debtor-in-possession of or for the Borrower.

[LOUISVILLE GAS AND ELECTRIC COMPANY] [KENTUCKY UTILITIES COMPANY]
By:	Title:

1

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TABLE OF CONTENTS
  ITEM 1. Description of the Proposed Transaction
  ITEM 2. Fees, Commissions and Expenses
  ITEM 3. Applicable Statutory Provisions
  ITEM 4. Regulatory Approvals
  ITEM 5. Procedure
  ITEM 6. Exhibits and Financial Statements
SIGNATURES
  Exhibit A-3
  Exhibit F-1
  Exhibit G-1
  Exhibit H-1
  Exhibit J-1
  Exhibit K-1
  Exhibit B-1
  EXHIBIT A